For the six month period ended (a) February 28, 2006
File number: 811-5296

	SUB-ITEM 77C
	Submission of Matters to a Vote of Security Holders

A Special Meeting of Shareholders was held on December 6, 2005. At such meetings the shareholders approved the following proposals:

1)*	Election of Directors:

				FOR			WITHHELD
		Linda W. Bynoe		10,353,060		221,578
		Richard A. Redeker		10,352,860		221,778
		Judy A. Rice			10,353,360		221,278
		Stephen D. Stoneburn		10,352,160		222,478